UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-13626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Horizon Health 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Horizon Health Corporation

2941 S. Lake Vista Drive

Lewisville, Texas 75067

HORIZON HEALTH 401(k) PLAN

DECEMBER 31, 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Horizon Health 401(k) Plan:

Lewisville, Texas

We have audited the accompanying statement of net assets available for benefits of the Horizon Health Corporation 401(k) Plan, formerly known as Horizon Health Corporation Employee Savings and Profit Sharing Plan, (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Horizon Health 401(k) Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas

June 20, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Horizon Health Corporation 401(k) Plan,

formerly known as Horizon Health Corporation Employee Savings and Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Horizon Health Corporation 401(k) Plan, formerly known as Horizon Health Corporation Employee Savings and Profit Sharing Plan, (the “Plan”) at December 31, 2004, and the changes in net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 24, 2005

HORIZON HEALTH 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments, at fair value	$29,047,985	$19,969,190
Participant loans, at fair value	376,146	248,812

Total investments	29,424,131	20,218,002

RECEIVABLES
Employer’s contributions	26,100	701,284
Employees’ contributions	139,240	109,892

Total receivables	165,340	811,176

CASH (non-interest bearing)	89,225	511

Total assets	29,678,696	21,029,689

LIABILITIES
Due to brokers	89,240	—
Excess contributions payable	84,187	64,413

Total liabilities	173,427	64,413

NET ASSETS AVAILABLE FOR BENEFITS	$29,505,269	$20,965,276

The accompanying notes are an integral part of these statements.

HORIZON HEALTH 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions
Employer’s	$739,032	$701,284
Employees’	4,390,683	3,173,996
Rollover	4,253,759	499,870

	9,383,474	4,375,150

Dividends and interest income	1,039,872	450,574
Net appreciation in fair value of investments	1,219,119	1,541,456

Total additions	11,642,465	6,367,180

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,125,153	2,984,801
Administrative expenses	200,814	159,890

Total deductions	4,325,967	3,144,691

NET INCREASE	7,316,498	3,222,489

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,965,276	17,742,787
Transfer from another plan	1,223,495	—

End of year	$29,505,269	$20,965,276

The accompanying notes are an integral part of these statements.

HORIZON HEALTH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Horizon Health 401(k) Plan, formerly Horizon Health Corporation Employees Savings and Profit Sharing Plan, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Horizon Health Corporation and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is responsible for the general administration of the Plan and for carrying out its provisions. The trustee is responsible for managing the Plan’s investment assets. Wachovia Bank, N.A. is the Plan trustee (the “Trustee”).

Eligibility and Contributions

An employee who has completed three consecutive months of service, has worked 250 hours and has attained age 18 is eligible to participate as of the effective date of participation. The effective date of participation is defined as the first day of the month following the date eligibility requirements are met.

An eligible employee may participate in the Plan by executing a salary reduction agreement. A participating employee may reduce eligible salary from 1% to 25% through payroll withholding. Participants may modify their reduction agreement elections four times per year (January 1, April 1, July 1, and October 1).

Effective January 1, 2005 the Plan was amended to include employer matching contributions. The Company will match an amount up to 50% of each participant’s deferral contribution limited to the first 3% of total employee compensation. The Company may also make a discretionary matching contribution equal to a percentage of the salary reduction of the participants to the Plan; such percentage being determined each year by the Company. A participant must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in the discretionary matching contribution. Any discretionary matching contribution is allocated to the participant accounts among the available options in the same ratio as the participant’s election.

Upon enrollment in the Plan, a participant may direct their contributions in 1% increments to various investment options. However, a participant may not elect to contribute more the 30% to the Company’s common stock.

For the years ended December 31, 2005 and 2004, the Plan failed the nondiscrimination test. In order to continue as a qualified plan, excess contributions were refunded to participants. These refunds are shown as “excess contributions payable” on the statements of net assets available for benefits.

HORIZON HEALTH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN—continued

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, if any, and Plan earnings. Plan earnings are allocated based on a daily valuation method. The benefit to which a participant is entitled is the benefit that a can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service and increases with the accumulation of years of service. For Plan purposes, a vested year of service is attained when the employee has worked at least 1,000 hours during the calendar year. After two years of service, the participant is 25% vested. With the completion of each additional year of service, an additional 25% vesting is added. After five years of service, the participant is 100% vested.

Forfeitures

Forfeited nonvested accounts are redistributed at the discretion of the employer. At December 31, 2005 and 2004 forfeited nonvested accounts totaled $143,929 and $79,330, respectively. These accounts will be used to reduce future employer contributions. In 2005 and 2004, employer contributions were reduced by $75,981 and $81,925 from forfeited nonvested accounts, respectively.

Participant Loans

Participants may borrow a minimum of $1,000 up to the lesser of half of their vested account balance or $50,000. The participant loan may not exceed an amount that would require the participant to use 25% of his or her net monthly pay to make the required repayments. Participants may only have one outstanding loan. All participant loans have a fixed repayment period of five years or less. However, when the loan is for the purpose of buying a primary residence, the loan can be repaid over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percentage point (8.25% at December 31, 2005). Principal and interest are paid ratably through monthly payroll deductions. Interest rates on loans outstanding at December 31, 2005 range from 5% to 8%.

Payment of Benefits

Participants are entitled to receive their vested benefits under the Plan in the event of retirement, termination of employment, disability or death. At the time a participant is entitled to receive a distribution under the Plan, the Plan administrator will direct the trustee to pay the benefits generally in one lump-sum cash payment. Generally, whenever a distribution is made to a participant on or before an anniversary date, it may be postponed by the Plan for a period of up to 180 days for administrative convenience. However, unless the employee elects to defer the receipt of benefits, distribution must occur no later than the 60th day after the close of the Plan year in which the latest of the following events occurs: (1) the date on which the participant reaches the age of 65, (2) the 10th anniversary of the year in which the employee became a participant in the Plan, or (3) the date the participant terminated employment.

HORIZON HEALTH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN—continued

Plan Expenses

The Company absorbs certain professional fees and payroll costs associated with Plan administration. For the year ended December 31, 2005 and 2004, costs totaling $7,976 and $12,794, respectively, paid by the Company are not reflected in the accompanying financial statements of the Plan. All other third-party administrative expenses of the Plan were paid by the Plan and are reflected in the accompanying financial statements.

Termination Priorities

The Company expects to continue the Plan indefinitely, but reserves the right to, by action of the board, amend, suspend, or terminate the Plan. In the event that the Plan is terminated, the accounts of all participants will become fully vested.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and common collective trust funds are valued at the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is accrued as earned.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of realized gains and losses and unrealized appreciation (depreciation) of investments. For unitized funds, interest and dividend income on the underlying investments are included in realized and unrealized appreciation (depreciation) of investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

HORIZON HEALTH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF ACCOUNTING POLICIES—continued

Risk and Uncertainities

The Plan provides for various investment options in any combination of specified registered investment companies, common collective trust funds and the Company’s common stock. The underlying investments held by the registered investment companies and common collective trust funds, may include stock, bonds, fixed income securities, registered investment companies and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to 2004 data to conform with 2005 presentation. These reclassifications have no net effect on prior year net assets or changes in net assets.

NOTE 3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2005	2004
Stable Portfolio Group Trust of Wachovia Fund	$8,668,917	$4,998,522
Evergreen Strategic Growth Fund	1,781,799	1,778,396
Federated Capital Appreciation Fund	—	1,090,148
Lord Abbett Research-Small Cap Value Series	2,591,795	—
Van Kampen Equity and Income Fund	1,698,601	—
Van Kampen Growth & Income Fund	2,570,019	2,393,102
Fidelity Advisor Mid Cap Fund	1,909,272	1,185,977
Templeton Foreign Fund	1,491,845	1,214,279
AIM Small Cap Growth Fund	—	1,141,101

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Common collective trust funds	$304,221	$223,001
Registered investment companies	420,566	1,143,126
Common stock	494,332	175,329

	$1,219,119	$1,541,456

HORIZON HEALTH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. RELATED PARTY TRANSACTIONS

The Plan has investments in the common stock of Horizon Health Corporation, the Plan sponsor. In addition, certain Plan investments are shares of common collective trust funds managed by Wachovia Bank, N.A., the Plan trustee. These transactions qualify as party in interest transactions. Fees paid by the Plan to the trustee for investment management services amounted to $131,175 and $124,973 for the years ended December 31, 2005 and 2004, respectively.

NOTE 5. TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, that the trust is exempt from taxation under Section 501(a). The Company adopted a Prototype Standardized Profit Sharing Plan (“Prototype Plan”) with a cash or deferral arrangement which received a favorable opinion letter from the IRS on August 30, 2001, which stated that the Prototype Plan is designed in accordance with applicable sections of the IRC. Although the Prototype Plan has been amended since August 30, 2001, the Company believes that the Plan and its underlying trust are designed and continue to be operated within the terms of the Prototype Plan and the applicable requirements of the IRC, and that the Plan remains qualified under the applicable provisions of the IRC.

NOTE 6. PLAN MERGER AND SUBSEQUENT EVENT

During the year ended December 31, 2005, the net assets (approximately $1.2 million) of The Health and Human Resource Center, Inc. (dba “Integrated Insights”) Cash or Deferred Profit Sharing Plan & Trust were merged into the Plan.

In January 2006, the net assets (approximately $2.7 million) of the River Park Hospital 401(k) Profit Sharing Plan were merged into the Plan.

NOTE 7. RECENT ACCOUNTING STANDARDS

In December 2005, the Financial Accounting Standards Board issued Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. Presently, the Plan has no investment contracts that are considered fully benefit-responsive for purposes of SOP 94-4-1.

HORIZON HEALTH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$29,505,269	$20,965,276
Less:
Employer contribution receivable	26,100	701,284
Employee contribution receivable	139,240	109,892

	29,339,929	20,154,100

Add:
Excess contributions payable	84,187	64,413
Deemed distributions due to defaulted loans	—	53,028

Net assets available for benefits per Schedule H to the Form 5500	$29,424,116	$20,271,541

The following is a reconciliation of change in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2005	2004
Net increase in net assets available for benefits per the financial statements	$7,316,498	$3,222,489

Add:
Excess contribution payable	84,187	64,413
Deemed distributions due to defaulted loans	—	53,028
Prior year employer receivable	701,284	601,972
Prior year employee receivable	109,892	161,799
Prior year accrued investment income	—	3,746

Less:
Current year employer receivable	26,100	701,284
Current year employee receivable	139,240	109,892
Prior year excess contributions payable	64,413	57,143
Prior year deemed distributions due to defaulted loans	53,028	—

Net increase in net assets available for benefits per Schedule H to the Form 5500	$7,929,080	$3,239,128

HORIZON HEALTH 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Plan 001, EIN 75-2293354

(a)	(b)	(c)	(e)
.	Identity of Issue, Borrower, or Similar Party	Description of Investments	Current Value

*	Stable Portfolio Group Trust of Wachovia	Common collective trust fund	$8,668,917
*	Enhanced Stock Market Fund of Wachovia	Common collective trust fund	722,143
*	Horizon Health Corporation Stock	Common stock, $.01 par value	1,441,802
	Allianz Funds Multi-manager Ser Rcm Global Technology Fund	Registered investment company	738,070
*	Evergreen Select Strategic Growth Fund	Registered investment company	1,781,799
	Federated Capital Appreciation Fund	Registered investment company	1,365,216
	Fidelity Advisor Mid Cap Fund	Registered investment company	1,909,272
	Lord Abbett Research-Small Cap Value Fund	Registered investment company	2,591,795
	Dreyfus Mid Cap Index Fund	Registered investment company	821,249
	Van Kampen Equity and Income Fund	Registered investment company	1,698,601
	Van Kampen Growth & Income Fund	Registered investment company	2,570,019
	Vanguard Health Care Fund	Registered investment company	817,724
	Templeton Foreign Fund	Registered investment company	1,491,845
	Thornburg International Value Fund	Registered investment company	352,592
	Fidelity Advisor Strategic Income Fund	Registered investment company	1,079,444
	Pimco Total Return Fund	Registered investment company	997,497

			$29,047,985

*	Participant Loans	Interest rates from 5% to 8% due through 2009	$376,146

* Party in interest

Column (d) cost information omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON HEALTH CORPORATION 401(k) PLAN

By:	/s/ John Pitts
John Pitts
Chief Financial Officer
Horizon Health Corporation

Date: July 14, 2006

EXHIBITS

Exhibit No.
23.1	Consent of Weaver and Tidwell LLP

23.2	Consent of PricewaterhouseCoopers LLP